EXHIBIT 2

Writer’s Direct Number	Writer’s E-mail Address
212.756.2208	david.rosewater@srz.com

June 2, 2014

VIA ELECTRONIC MAIL

Institutional Shareholder Services Inc. 702 King Farm Boulevard, Suite 400 Rockville, Maryland 20850 Attention: Mr. Paul Beland
Re:	ValueVision Media, Inc.

Dear Mr. Beland:

Our client, Clinton Group, Inc. and its affiliates (“Clinton”), has requested that we be provide you with additional background in connection with Clinton’s statements on page 23 of its presentation to ISS, dated May 27, 2014, and the subsequent response from ValueVision Media, Inc. (“ValueVision” or the “Company”), dated May 29, 2014, regarding the basis on which ValueVision rejected Clinton’s demands for a special meeting of shareholders of the Company.

As you may know, Schulte Roth & Zabel LLP is very experienced in matters relating to the exercise of shareholder rights, including calling special meetings, nominating individuals to public company boards and other related matters. We have been counsel to shareholders in dozens of situations each year in which a shareholder seeks to call a special meeting or nominate directors to the board of a public company. In our experience in recent years, we cannot recall any company that has, in its dealing with shareholders attempting to exercise their statutory rights in similar situations, gone to such lengths as ValueVision has in citing hyper-technicalities and relying on what we believe to be aggressive interpretations of the law and its bylaws as bases to reject shareholders’ exercise of their rights.

The facts noted by Clinton on page 23 of its presentation to ISS, are good examples of the lengths to which ValueVision has gone. Clinton offered to provide three years of compensation information for its portfolio manager, Greg Taxin—who, as ValueVision acknowledges, was clearly described as a potential “Substitute Nominee” and not an actual nominee to the Board—on the execution of a customary confidentiality agreement. The execution of a customary confidentiality agreement is a typical condition to the disclosure of nonpublic compensation information in response to bylaw requirements for disclosure of such personally sensitive information in order to protect such information from being misused by a company. In its ultimate refusal to deem Clinton’s demand for a special meeting valid under Minnesota law and the Company’s By-laws, ValueVision did indeed cite Clinton’s conditioning of providing the compensation information on the execution of a customary confidentiality agreement. I note that ValueVision failed to mention this in its recent correspondence with ISS. In my experience, the treatment of a confidentiality condition as a deficiency in a notice of a special meeting or nomination is extremely rare.

In the same correspondence refusing Clinton’s demand, ValueVision also alleged a deficiency because Clinton’s notice did not list personal entities owned directly or indirectly by George Hall, the Chief Executive Officer of Clinton (who was not a nominee), even though Clinton produced a two page, complete list of entities affiliated with Mr. Hall through Clinton Group, Inc. and provided the Company assurance in the form of a representation contained in the following footnote: “The entities listed [on Annex I to its notice] are affiliates of [Clinton Group, Inc.] Additional entities not listed on Annex I are owned directly or indirectly by Mr. Hall and hold Mr. Hall’s personal assets. None of such entities own any shares of Common Stock nor are related in any way to the Corporation nor to the investment by any of the Participants in the Common Stock. In addition, none of such entities have any relationship with or investment in any Nominee, vendor, customer or competitor of the Corporation.” In other words, the Company alleged a deficiency based on the absence of, in our view, irrelevant and immaterial information.

These are but two examples of a course of dealing Clinton has experienced with ValueVision which, in our experience, has been unnecessarily difficult, and in which the Company has taken what we believe to be unusual and hyper-technical positions while rejecting shareholder demands for a special meeting.

Should you have any questions, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2208.

Very truly yours,

/s/ David E. Rosewater

David E. Rosewater